SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
[September 2, 2005]
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-___

SIGNATURES

SIGNATURES
Date September 2, 2005
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso to supply environmentally sound pulp bleaching systems to Japan and Spain
(Helsinki, Finland, September 2, 2005) — Metso Corporation (NYSE: MX; OMX: MEO)
Metso Paper will supply high-consistency ozone bleaching systems to Daio Paper Corporation in Japan and Sniace Group in Spain. The total value of the orders is approximately EUR 30 million. Start-ups of the new bleaching lines are scheduled for April 2006 in Japan and for February 2007 in Spain.
The new technology to be installed will convert the existing bleaching processes into environmentally more sustainable. Metso Paper’s ozone technology enables a considerable reduction in both the amount of effluent and fresh water consumption. In addition to main process machinery, Metso Paper will provide engineering and site services.
The modernization of Daio Paper’s bleaching process
In Japan, Metso Paper will modernize Daio Paper’s Mishima mill’s pulp bleaching process. The mill produces daily 1,600 tons of elemental chlorine-free (ECF) bleached pulp from hardwood for its own integrated paper machines. Besides the ozone bleaching reactors and auxiliary equipment, Metso Paper will deliver wash presses for pulp washing and pressing to a consistency required for the bleaching process.
Daio Paper Corporation produces annually 2 million tons of paper and one million ton of pulp.
Sniace’s Torrelavega mill goes totally chlorine-free
Metso Paper will modify Sniace’s Torrelavega mill’s pulp bleaching system. The mill’s daily production will increase from 180 tons to 240 tons of dissolving sulfite pulp from Eucalyptus globulus and kongo species. The existing bleaching will be replaced by a totally chlorine-free (TCF) bleaching system. The new process will enable a major part of the effluent to be recovered and used for lignin production. In addition, the operation cost of the new bleaching process will be approximately 50% lower.
Sniace Group currently produces annually 60,000 tonnes of dissolving pulp. 40% of the production is processed into viscose within the Sniace Group, and the rest is mainly exported. By investing in the new bleach plant and adding one new pulp digester, the annual pulp production will increase to 79,000 tons.
Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 22,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.
www.metso.com
For further information, please contact:
Seppo Hiljanen, Senior Vice President, Chemical Pulping, Metso Paper,
tel. +358 20 482 9881 and email: seppo.hiljanen@metso.com
Lars Sjödin, Vice President, Chemical Pulping, Metso Paper, Sundsvall, Sweden,
tel. +46 60 16 51 85 and email: lars.sjodin@metso.com

Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,
tel. +358 20 484 3253 and email: johanna.sintonen@metso.com
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.